UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

GEOKINETICS INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
372910-10-9
(CUSIP Number)
Avista Capital Partners, L.P.
65 East 55th Street, 18th Floor
New York, New York 10022
Telephone: (212) 593-6900
Attn: Ben Silbert, Esq.
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:
Steven D. Rubin, Esq.
King & Spalding LLP
1100 Louisiana, Suite 4000
Houston, Texas 77002
(713) 751-3240
December 18, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	372910-10-9

1	NAMES OF REPORTING PERSONS Avista Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,446,957 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,446,957 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,446,957 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	372910-10-9

1	NAMES OF REPORTING PERSONS Avista Capital Partners (Offshore), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,436,312 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,436,312 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,436,312 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	372910-10-9

1	NAMES OF REPORTING PERSONS Avista Capital Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,883,269 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,883,269 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,883,269 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Item 1. Security and Issuer.
This Amendment No. 11 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (“Commission”) on September 13, 2006 by Avista Capital Partners, L.P., a Delaware limited partnership (“Avista”), Avista Capital Partners (Offshore), L.P. (“Avista Offshore”) and Avista Capital Partners GP, LLC, a Delaware limited liability company (“Avista GP”) and the Amendment No. 10 (“Amendment No. 10”) filed December 9, 2009, Amendment No. 9 (“Amendment No. 9”) filed February 5, 2009, Amendment No. 8 (“Amendment No. 8”) filed January 9, 2009, Amendment No. 7 (“Amendment No. 7”) filed on July 28, 2008, Amendment No. 6 (“Amendment No. 6”) filed on January 16, 2008, the Amendment No. 5 (“Amendment No. 5”) filed on September 12, 2007, the Amendment No. 4 (“Amendment No. 4”) filed on July 18, 2007, the Amendment No. 3 (“Amendment No. 3”) filed on May 15, 2007, the Amendment No. 2 (“Amendment No. 2”) filed on December 15, 2006 and the Amendment No. 1 (“Amendment No. 1”) filed on October 5, 2006, all filed by the same parties (the “Filing Parties”).
The title and class of equity security to which this amendment to the Schedule 13D relates is the Common Stock, par value $.01 per share (the “Common Stock”), of Geokinetics Inc., a Delaware corporation (“Geokinetics” or the “Company”). The principal executive offices of Geokinetics are located at One Riverway, Suite 2100 Houston, Texas 77056. The following amendments to the Schedule 13D are hereby made. Unless otherwise define herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D or Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and/or Amendment No. 10.
Item 3. Source and Amount of Funds or Other Consideration.
Avista and Avista Offshore have received (i) quarterly dividend payments on shares of Series B-1 Senior Convertible Preferred Stock (“Series B-1 Preferred Stock”) in the form of additional shares of Series B-1 Preferred Stock as shown in Table I in Item 5(c) and (ii) quarterly dividend payments on shares of Series B-2 Senior Convertible Preferred Stock (“Series B-2 Preferred Stock”, and together with Series B-1 Preferred Stock, the “Series B Preferred Stock”) in the form of shares of additional Series B-2 Preferred Stock as shown in Table I in Item 5(c).
In connection with the consummation of the transactions contemplated by the Amendment and Exchange Agreement among Geokinetics, Avista, Avista Offshore and Levant America S.A., dated as of December 2, 2009 (the “Exchange Agreement”), on December 18, 2009, Avista and Avista Offshore exchanged 106,026 and 27,956 shares of Series B-2 Preferred Stock, plus accrued and unpaid dividends, respectively (as shown in Table II in Item 5(c)), for shares of Series C Senior Preferred Stock (“Series C Preferred Stock”) and other consideration (the “Exchange”). Avista and Avista Offshore received 593,500 and 156,500 shares of Common Stock, respectively (an aggregate of 750,000 shares of Common Stock as shown in Table III in Item 5(c)), as partial consideration in connection with the Exchange. Avista and Avista Offshore have not paid any cash consideration for the Common Stock received pursuant to the Exchange.
Item 4. Purpose of Transaction.
The purpose of the transactions contemplated by the Exchange Agreement, including, without limitation, the Exchange, the acquisition of the Common Stock pursuant to the Exchange Agreement, and the amendments to the terms of the Series B-1 Preferred Stock pursuant to the Exchange Agreement, was to restructure the preferred stock of the Company in order to facilitate the Company’s acquisition of the onshore seismic data acquisition and multi-client data library business of Petroleum Geo-Services ASA and certain of its subsidiaries (“PGS”) in a cash and stock transaction (the “Transaction”) pursuant that certain definitive purchase agreement, dated on December 3, 2009 (the “Purchase Agreement”) disclosed in the Form 8-K of Geokinetics, filed with the Commission on December 4, 2009, and the contemplated financing thereof (the “Financing”).
For a further discussion of plans or proposals which the reporting persons have with respect to actions contemplated by Item 4(a)-(j), as applicable, please refer to the discussion of the Exchange Agreement in Item 6 and the Exhibits referenced therein.
Item 5. Interest in Securities of the Issuer.
Based on information provided by the Company to Avista and Avista Offshore in connection with consummation of the Exchange, there are 15,572,192 shares of Common Stock of the Company issued and outstanding.
(a)
(1) Avista may be deemed to beneficially own in the aggregate 5,446,957 shares of Common Stock, comprised of 2,266,340 shares of Common Stock, 208,631 shares of the Series B-1 Preferred Stock which are convertible into 2,990,697 shares of Common Stock of the Company and 189,920 Warrants which can be exercised for 189,920 shares of Common Stock, collectively representing approximately 29.1% of the outstanding shares of Common Stock. Of such shares, Avista has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,266,340 shares of Common Stock, 208,631 shares of the Series B-1 Preferred Stock and 189,920 Warrants as a result of the relationships described in paragraph (b) (1) and (2) below.
(2) Avista Offshore may be deemed to beneficially own in the aggregate 1,436,312 shares of Common Stock, comprised of 597,614 shares of Common Stock, 55,014 shares of Series B-1 Preferred Stock which are convertible into 788,618 shares of Common Stock and 50,080 Warrants which can be exercised for 50,080 shares of Common Stock, collectively representing approximately 8.8% of the outstanding shares of the Common Stock. Of such shares, Avista Offshore has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 597,614 shares of Common Stock, 55,014 shares of the Series B-1 Preferred Stock and 50,080 Warrants as a result of the relationships described in paragraph (b) (1) and (3) below.
(3) Avista GP may be deemed to beneficially own in the aggregate 6,883,269 shares of Common Stock, comprised of 2,863,954 shares of Common Stock, 263,645 shares of Series B-1 Preferred Stock which are convertible into 3,779,315 shares of Common Stock and 240,000 Warrants which can be exercised for 240,000 shares of Common Stock, collectively representing approximately 35.1% of the outstanding shares of Common Stock. Of such shares, Avista GP has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,863,954 shares of Common Stock, 263,645 shares of the Series B-1 Preferred Stock and 240,000 Warrants as a result of the relationships described in paragraphs (b) (1), (2) and (3) below.

(b)
(1) Of the 2,863,954 shares of Common Stock, 263,645 shares of the Series B-1 Preferred Stock and 240,000 Warrants for which Avista GP has shared voting and dispositive power, none of such securities are held of record by Avista GP. Avista holds of record 2,266,340 shares of Common Stock, 208,631 shares of the Series B-1 Preferred Stock and 189,920 Warrants. Avista Offshore holds of record 597,614 shares of Common Stock, 55,014 shares of the Series B-1 Preferred Stock and 50,080 Warrants. Avista GP is the sole general partner of Avista and Avista Offshore and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock, Series B Preferred Stock and Warrants owned of record by Avista and Avista Offshore.
(2) Of the 2,266,340 shares of Common Stock, 208,631 shares of the Series B-1 Preferred Stock and 189,920 Warrants for which Avista has shared voting and dispositive power, all of such shares are held of record by Avista.
(3) Of the 597,614 shares of Common Stock, 55,014 shares of the Series B-1 Preferred Stock and 50,080 Warrants for which Avista Offshore has shared voting and dispositive power, all of such shares are held of record by Avista Offshore.
Each of the Filing Parties expressly disclaims beneficial ownership with respect to any shares of Common Stock covered by this Statement (or shares of Series B-1 Preferred Stock or Warrants) not owned by it of record.
(c)
Since the filing of Amendment No. 10, the Filing Parties have received the following shares of Series B Preferred Stock as quarterly dividend payments on shares of Series B-1 Preferred Stock and Series B-2 Preferred Stock in the form of additional shares of Series B-1 Preferred Stock and Series B-2 Preferred Stock, respectively, pursuant to the Certificate (as defined in Item 3):
Table I

		Total Number of Shares		Number of Shares
		Received by Avista and	Number of Shares	Received by Avista
Type of Derivative Security	Date of Dividend	Avista Offshore	Received by Avista	Offshore
Series B-1 Preferred Stock	12/15/2009	5,168	4,090	1,078
Series B-2 Preferred Stock	12/15/2009	2,624	2,077	547

Since the filing of Amendment No. 10, the Filing Parties have exchanged the following shares of Series B-2 Preferred Stock in connection with the Exchange (as defined in Item 3):
Table 2

		Total Number of Shares		Number of Shares
		Disposed of by Avista	Number of Shares	Disposed of by
		and Avista Offshore	Disposed of by	Avista Offshore
		pursuant to the	Avista pursuant to	pursuant to the
Type of Derivative Security	Date of the Exchange	Exchange	the Exchange	Exchange
Series B-2 Preferred Stock	12/18/2009	133,982	106,026	27,956
Since the filing of Amendment No. 10, the Filing Parties have received the following shares of Common Stock in connection with the Exchange (as defined in Item 3):
Table 3

Total Number of Shares
		Received by Avista	Number of Shares	Number of Shares
		and Avista Offshore	Received by Avista	Received by Avista
		pursuant to the	pursuant to the	Offshore pursuant
Type of Security	Date Received	Exchange	Exchange	to the Exchange
Common Stock	12/18/2009	750,000	593,500	156,500
(d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock, the Series B-1 Preferred Stock and the Warrants held of record by the applicable Filing Parties and beneficially owned by their respective sole general partner or members, as the case may be, described in paragraphs (a) and (b) above is governed by their respective limited partnership agreements and limited liability regulations, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The transactions contemplated by the Exchange Agreement closed on December 18, 2009 upon the public offering of Common Stock of Geokinetics, as indicated in the Form 8-K filed by Geokinetics with the Commission on December 11, 2009.
With respect to the Series B-1 Preferred Stock, the preferred stock restructuring undertaken pursuant to the Exchange Agreement amends the terms of the Series B-1 Preferred Stock in the following ways (among others), as reflected in the Third Amended Certificate of Designation of Series B Senior Convertible Preferred Stock of Geokinetics, Inc. filed with the Delaware Secretary of State December 18, 2009: (i) the conversion price of the Series B-1 Preferred Stock has been reduced from $25 to $17.44; (ii) the dividend rate on the Series B-1 Preferred Stock has been increased from 8% to 9.75%; (iii) dividends are payable in kind on the Series B-1

Preferred Stock until March 31, 2016 (which date will be amended if the Transaction is consummated to the date that is one year after the maturity date of the high yield notes issued in connection with the Financing (but in no event later than March 31, 2016)); (iv) the Series B-1 Preferred Stock is not redeemable until March 31, 2016 (which date will be amended if the Transaction is consummated to the date that is one year after the maturity date of the high yield notes issued in connection with the Financing (but in no event later than March 31, 2016)); and (v) Avista and Avista Offshore have waived certain rights with respect to the Transaction and the public offering of Common Stock in connection with the Financing of the Transaction.
With respect to the Series B-2 Preferred Stock, this restructuring has resulted in the exchange by Avista and Avista Offshore of all their respective shares of Series B-2 Preferred Stock for shares of Series C Preferred Stock. In connection with the Exchange, the restructuring has resulted in the cancellation of the previously designated Series B-2 Preferred Stock. Avista and Avista Offshore also received 593,500 and 156,500 shares of Common Stock of the Company as described in Item 3 above.
As a result of the closing of the Exchange Agreement, Avista and Avista Offshore have consented to an expansion of the Board of Directors of Geokinetics from seven to nine members and have agreed to vote for two persons as directors of Geokinetics selected by PGS at the annual meeting of the stockholders of Geokinetics in 2010 and 2011.
The foregoing description is a summary of the material effects of the closing of the Exchange Agreement, does not purport to be complete, and is qualified in its entirety by reference to the Exchange Agreement.
Item 7. Material to be Filed As Exhibits.
Third Amended Certificate of Designation of Series B Senior Convertible Preferred Stock of Geokinetics, Inc. filed with the Delaware Secretary of State on December 18, 2009 (incorporated by reference from Exhibit 4.2 to the Form 8-K of Geokinetics, Inc. filed with the Securities and Exchange Commission December 22, 2009).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: December 23, 2009	AVISTA CAPITAL PARTNERS, L.P.
	By:	AVISTA CAPITAL PARTNERS, GP, LLC,
its general partner

	By:	/s/ Ben Silbert, General Counsel
		Name:	Ben Silbert
		Title:	General Counsel

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: December 23, 2009	AVISTA CAPITAL PARTNERS (OFFSHORE), L.P.
	By:	AVISTA CAPITAL PARTNERS, GP, LLC,
its general partner

	By:	/s/ Ben Silbert, General Counsel
		Name:	Ben Silbert
		Title:	General Counsel

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: December 23, 2009	AVISTA CAPITAL PARTNERS GP, LLC
	By:	/s/ Ben Silbert, General Counsel
		Name:	Ben Silbert
		Title:	General Counsel